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                                                                     EXHIBIT 8.1

                       [Sullivan & Cromwell Letterhead]


                                March 9, 1995



The Western Company of North America
515 Post Oak Boulevard, Suite 1200
Houston, Texas  77027

Ladies and Gentlemen:

              We have acted as tax counsel to The Western Company of North America (the "Company") in connection with the merger of the Company with and into BJ Services Company ("BJ"), a Delaware corporation, as further described in the Agreement and Plan of Merger dated as of November 17, 1994, as amended as of March 7, 1995 (the "Merger Agreement"). Capitalized terms not defined herein have the meanings specified in the Merger Agreement.

              In connection with this opinion, we have assumed with your consent and the consent of BJ the following:

              As of the Effective Time:

              (1)  The Merger will be effected in accordance with the Agreement.

              (2) The fair market value of the BJ Warrants, and the BJ Common Stock or cash, received by each holder of
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The Western Company of North America                                     -2-


shares of Western Common Stock will be approximately equal to the fair market value of the shares of Western Common Stock surrendered by each holder in connection with the Merger.

     (3) There is and will be no plan or intention on the part of shareholders of Western to sell, exchange or otherwise dispose of a number of shares of BJ Common Stock received in the Merger that would reduce such shareholders' ownership of BJ Common Stock received in the Merger to a number of shares of BJ Common Stock having a value, as of the Effective Date, of less than forty percent (40%) of the value of all the formerly outstanding shares in Western as of the same time. For purposes of this assumption, shares in Western sold, redeemed, or otherwise disposed of prior or subsequent to and as part of the overall transaction, including shares in Western exchanged for cash or BJ Warrants or exchanged for cash in lieu of fractional shares in BJ or fractional BJ Warrants and dissenters' shares, will be considered outstanding shares in Western as of the Effective Date. For purposes of this assumption, shares in Western received on the conversion of Western Convertible Debentures immediately before the Merger will not be treated as outstanding shares in Western on the Effective Date.






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                                                                            -3-
The Western Company Of North America

        (4) The BJ Common Stock received by shareholders of Western in the Merger will have a value, as of the Effective Time, of not less than forty percent (40%) of the value of all the formerly outstanding shares in Western as of the same time. For purposes of this assumption, shares in Western sold, redeemed, or otherwise disposed of prior or subsequent to and as part of the overall transaction, including shares in Western exchanged for cash or BJ Warrants or exchanged for cash in lieu of fractional shares in BJ or fractional BJ Warrants and dissenters' shares, will be considered outstanding shares in Western as of the Effective Date. For purposes of this assumption, shares in Western received on the conversion of Western Convertible Debentures immediately before the Merger will not be treated as outstanding shares in Western on the Effective Date.

        (5) BJ (i) will not be under any obligation and will not have entered into any agreement or understanding to reacquire any of its stock issued in the Merger and (ii) will have no plan or intention to reacquire any of its stock issued in the Merger.

        (6) BJ will have no plan or intention to sell or otherwise dispose of any of the assets of Western acquired in the transaction, except for dispositions made in the




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The Western Company of North America                                      -4-



ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

     (7) The liabilities of Western to be assumed by BJ in the Merger and the liabilities to which the transferred assets are subject will have been incurred by Western in the ordinary course of its business.

     (8) BJ will, following the Merger, continue the "historic business" of Western or will use a "significant portion" of Western's "historic business assets" in its business (as such terms are defined in Treas. Reg. Section 1.368-1(d)(2)).

     (9) BJ, Western and the shareholders of Western will pay (or will have paid) their respective expenses, if any, incurred in connection with the Merger.

    (10) There will be no intercorporate indebtedness existing between Western and BJ that will have been issued or acquired, or that is to be settled, at a discount.

    (11)  Neither Western nor BJ will be an investment company as defined in
Section 368(a)(2)(F)(iii) and (iv) of the Code.






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The Western Company of North America

        (12) Western will not be under the active jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

        (13) The fair market value of the assets of Western that will be transferred to BJ in the Merger will equal or exceed the amount of Western's liabilities that will be assumed by BJ in the Merger plus the amount of Western's liabilities (if any) to which the transferred assets may be subject at the time of the Merger and which will not be assumed by BJ in the Merger.

        Based upon and subject to the foregoing, and our consideration of such other matters of fact and law as we have considered necessary or appropriate, it is our opinion, under presently applicable United States federal income tax law, that:

        (1) The Merger will constitute a reorganization under Section 368(a) of the Code,












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The Western Company of North America                                      -6-

        (2) The Company and BJ will each be a party to the reorganization pursuant to Section 368(b) of the Code, and

        (3) No income, gain or loss will be recognized for federal income tax purposes by either the Company or BJ as a result of the consummation of the Merger.

                                            Very truly yours,


                                            SULLIVAN & CROMWELL